EXHIBIT 8

                    OPINION OF SAUL, EWING, REMICK & SAUL LLP
                                 LAW OFFICES OF

                         SAUL, EWING, REMICK & SAUL LLP

PHILADELPHIA, PENNSYLVANIA                         PENN NATIONAL INSURANCE TOWER
NEW YORK, NEW YORK

BALTIMORE, MARYLAND                             2 NORTH SECOND STREET, 7th FLOOR
PRINCETON, NEW JERSEY

BERWYN, PENNSYLVANIA                                       HARRISBURG, PA  17101
WILMINGTON, DELAWARE

                                                      (717) 257-7500
                                                      Fax:  (717) 238-4622




                                                     December 10, 1999

Lake Ariel Bancorp, Inc.
409 Lackawanna Avenue, Suite 201
Scranton, Pennsylvania  18503-2045
Attention:  Mr. John G. Martines
Chief Executive Officer

NBT Bancorp Inc.
52 South Broad Street
Norwick, New York  13815
Attention:  Mr. Daryl R. Forsythe
President & Chief Executive Officer

Gentlemen:

         We have acted as special tax counsel to Lake Ariel Bancorp, Inc., a Pennsylvania corporation ("LABN") in connection with the planned merger (the "Merger") of LABN with and into NBT Bancorp Inc., a Delaware corporation ("NBTB") on the terms set forth in the Agreement and Plan of Merger between LABN and NBTB (the "Merger Agreement").

         In connection with the opinions set forth below with respect to the Merger, we have reviewed and relied upon the following documents.

               (i) The charter, bylaws and directors' and stockholders' resolutions of LABN;

               (ii) The charter, bylaws, organizational documents and directors' resolutions of NBTB;

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               (iii)    The Merger Agreement between LABN and NBTB;

               (iv)     Articles of Merger which will be filed in Pennsylvania;

               (v)      Certificate of Merger which will be filed in Delaware;

               (vi)     Certificates of Officers of both LABN and NBTB; and

               (vii) Such other documents as we have deemed relevant or appropriate to our opinion.

         In rendering this opinion, we have relied upon the accuracy and authenticity of the information contained in such documents. This opinion is further based upon the following assumptions which we have made with your consent and upon which we are relying:

                  (i) The LABN shareholders will receive shares of NBTB voting common stock in exchange for their shares of LABN voting common stock surrendered in the exchange based upon a formula provided in the Agreement and Plan of Merger;

                  (ii) Immediately following the transaction, NBTB will possess all of the assets and liabilities as possessed by LABN immediately prior to the transaction;

                  (iii) NBTB will continue the historic business of LABN or will use a significant portion of LABN's assets in the continuing business of NBTB.

                  (iv) The Merger will be consummated in accordance with the Merger Agreement (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof);

                  (v) The Merger will qualify as a merger under the applicable laws of Pennsylvania and Delaware; and

                  (vi)  The  Merger   Agreement  and  all  other  documents  and
instruments referred to therein are valid and binding in accordance with their terms.

         Based upon the foregoing facts, documents and assumptions, it is our opinion that for U.S. federal income tax purposes:

                  (i) The merger of LABN into NBTB will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and LABN and NBTB will each be a party to the "reorganization" within the meaning of Section 368(b) of the Code;

                  (ii) No gain or loss will be recognized by LABN or NBTB as a result of the Merger;


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                  (iii) No gain or loss will be recognized  by the  stockholders upon the exchange of their shares of LABN voting common stock solely for shares of NBTB voting common stock pursuant to the Merger;

                  (iv) The aggregate tax basis of the shares of NBTB received solely in exchange for shares of LABN pursuant to the Merger will be the same as the aggregate tax basis of the shares of LABN exchanged therefor;

                  (v) The holding period for the shares of NBTB received in exchange for shares of LABN pursuant to the Merger will include the holding period of the shares of LABN exchanged therefor, provided such shares of LABN were held as capital assets by the stockholder at the effective date of the Merger;

                  (vi) The payment of cash in lieu of fractional share interests of NBTB Common Stock will be treated as if the fractional share interests were distributed as part of the Merger and then redeemed by NBTB. Such cash payments will be treated as having been received as a distribution in full payment in exchange for the fractional share interest redeemed, as provided in Section 302(a) of the Code;

                  (vii) As provided in Section 381(c)(2) of the Code and related Treasury Regulations, NBTB will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of LABN as of the Merger. Any deficit in the earnings and profits of NBTB or LABN will be used only to offset the earnings and profits accumulated after the Merger; and

                  (viii) Pursuant to Section 381(a) of the Code and related Treasury Regulations, NBTB will succeed to and take into account the items of LABN described in Section 381(c) of the Code. Such items will be taken into account by NBTB subject to the conditions and limitations of Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

         The above opinions are based solely upon the documents, facts and assumptions stated above. Any inaccuracy in, or breach of, any of the aforementioned agreements, documents or assumptions, or any change after the date hereof in the applicable law could adversely affect our opinion.
Furthermore, the tax consequences described above may not be applicable to stockholders subject to special treatment under certain federal income tax laws, such as foreign holders or holders whose stock was acquired pursuant to the exercise of an option.

         No opinion is expressed as to any matter not specifically addressed above. Also, no opinion is expressed as to the tax consequences of any of the transactions under any foreign, state or local tax law. Furthermore, our opinion is based on current federal income tax law and administrative practice, and we do not undertake to advise you as to any changes in federal income tax law or administrative practice that may affect our opinion after the effective date of the Merger.

         We hereby consent to the use of this opinion in the Registration Statement on Form S-4 of NBTB, and we further consent to the reference to our name in the Joint Proxy Statement/Prospectus, included as part of the Registration Statement, under the captions "Material Federal Income Tax Consequences" and "Legal Matters."


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                                              Sincerely,

                                              /s/ Saul, Ewing, Remick & Saul LLP

                                               SAUL, EWING REMICK, & SAUL LLP



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